AB 3/28

12011818

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aladdin Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Landmark Square, 2nd Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Mandella 203 357 8557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CAD 3/5

OATH OR AFFIRMATION

I, Aminkhan Aladin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aladdin Capital LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

Subscribed and sworn before me this 22nd day of February 2012.

[signature]
Signature

Member
Title

[signature]
~~Notary Public~~
Commissioner of the Superior Court - State of Connecticut

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

ALADDIN CAPITAL LLC

Financial Statements and Supplemental Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

ALADDIN CAPITAL LLC

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Managing Member
Aladdin Capital LLC:

We have audited the accompanying statement of financial condition of Aladdin Capital LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aladdin Capital LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 and 11 to the financial statements, in January 2012, management terminated the Company's broker dealer activities. The financial statements do not include any adjustments that might result from the outcome of these actions.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

ALADDIN CAPITAL LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	362,839
Deposit with clearing broker		230,879
Prepaid expense		117,762
Other assets		19,351
Equipment, at cost, less accumulated depreciation and amortization of $94,091		14,453
Total assets	$	745,284

Liabilities and Members' Capital

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	434,512
Total liabilities		434,512
Members' capital		310,772
Total liabilities and members' capital	$	745,284

The accompanying notes are an integral part of the financial statements.

ALADDIN CAPITAL LLC

Statement of Operations

Year ended December 31, 2011

Revenues:		
Net gains on principal transactions	$	2,415,238
Underwriting fees		1,382,686
Realized gain on trading securities		636,052
Interest income		1,176
Total revenues		4,435,152
Expenses:		
Compensation and benefits		3,414,580
Consultants and professional fees		598,427
Rent, office and occupancy expenses		196,842
Subscriptions to research and market data services		849,824
Regulatory fees and licenses		119,411
Travel and entertainment expenses		92,064
Insurance		143,483
Bank charges		137,521
Depreciation expense		58,513
Other expense		37,778
Total expenses		5,648,443
Net loss	$	(1,213,291)

The accompanying notes are an integral part of the financial statements.

ALADDIN CAPITAL LLC

Statement of Changes in Members' Capital

Year ended December 31, 2011

Balance at January 1, 2011	$	8,664,063
Capital contributions		75,000
Capital withdrawals		(7,215,000)
Net loss		(1,213,291)
Balance at December 31, 2011	$	310,772

The accompanying notes are an integral part of the financial statements.

ALADDIN CAPITAL LLC

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (1,213,291)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	58,513
Loss on disposal of assets	9,011
Changes in assets and liabilities:	
(Increase) decrease in:	
Deposit with clearing broker	91,434
Accounts receivable	503,980
Prepaid expense	171,078
Trading securities owned	2,035,328
Other assets	19,267
Decrease in:	
Accounts payable and accrued expenses	(970,599)
Net cash provided by operating activities	704,721
Cash flows from investing activities:	
Purchase of fixed assets	(10,238)
Proceeds from sale of fixed assets	42,154
Net cash provided by investing activities	31,916
Cash flows from financing activities:	
Contributions from member	75,000
Withdrawals from member	(7,215,000)
Net cash used in financing activities	(7,140,000)
Decrease in cash and cash equivalents	(6,403,363)
Cash and cash equivalents at January 1, 2011	6,766,202
Cash and cash equivalents at December 31, 2011	$ 362,839

The accompanying notes are an integral part of the financial statements.

(1) Organization

Aladdin Capital LLC (the Company) was organized as a Delaware Limited Liability Company on November 5, 1999 as a wholly owned subsidiary of Aladdin Capital Holdings LLC. On May 5, 2009 the former sole Member of the Company, Aladdin Capital Holdings LLC entered into an agreement which transferred 51% ownership of the interest in the Company over to Aminkhan Aladin. The Company is primarily engaged as a securities broker-dealer and investment banking business. The securities broker-dealer business is engaged in the trading of government, corporate debt, and asset backed securities on a riskless principal basis from its offices in Stamford, Connecticut. The Company also enters into securities transactions as agent for entities affiliated with, or related to, Aladdin Capital Holdings LLC, and may enter into securities transactions as agent for unaffiliated institutional customers and entities. The Company may also provide advisory services including but not limited to acting as a placement agent of private equity or debt securities. The Company is registered with the Securities and Exchange Commission (SEC) as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company operates on a fully disclosed basis through a clearing broker.

In July 2011 the Company ceased all activities with the exception of acting as a placement agent of private debt securities. Note 11 further addresses management's future intentions for the Company.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts maintained at major U.S. banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

(d) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas transactions during the year are translated at daily rates of exchange over the year. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

(e) ***Depreciation***

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

(f) ***Income Taxes***

The Company has elected to file as a partnership and is, therefore, exempt from federal and state income tax. However, under the guidance of FASB ASC 740, *Income Taxes*, the Company continues to assess the impact of the currently enacted tax laws and rates on the likelihood of a potential tax benefit or tax liability on a regular basis.

(g) ***Revenues***

Revenues are recognized as earned. Net gains on principal transactions and realized gains on trading securities are recognized in earnings on a trade date basis. Underwriting fees are recorded at the closing of the respective transactions. Interest income is earned on cash and cash equivalents and the deposits with the clearing broker.

(h) ***Expenses***

Expenses are recorded on the accrual basis of accounting.

(3) Deposit with Broker

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker, Pershing LLC, to maintain a collateral account during the term of the agreement to secure its obligations under the agreement. Accordingly, the Company has $230,879 on deposit with its clearing broker, of which $230,879 is restricted and is intended to cover losses the clearing broker may incur as a result of clearing securities transactions.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The clearing broker's right to charge the Company for such losses has no maximum amount and applies to all trades executed through the clearing broker.

As of and for the year ended, December 31, 2011, the Company has recorded no liabilities nor paid expenses with regard to this obligation to maintain the deposit with the clearing broker.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

On January 27, 2011 the collateral account balance maintained with Citigroup Global Markets, Inc. was returned to the Company. The agreement between the parties was later terminated.

In September 2011, the Company requested a termination of the clearing agreement with Pershing LLC which is still in process.

(Continued)

(4) Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on quoted prices in markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.
- Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments to which the determination of fair value requires significant management judgment or estimation.

On March 10, 2011 the Company sold its only security. At December 31, 2011 the Company did not own any investments in securities.

The following table presents a reconciliation of the beginning and ending balances for assets measured on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2011:

Balance at January 1, 2011	$	2,035,328
Total realized gain on trading securities included in earnings		636,052
Sales		(2,671,380)
Balance at December 31, 2011	$	—

(5) Fixed Assets

Fixed assets as of December 31, 2011 are summarized as follows:

	Service period		
Office equipment	3 years	$	108,544
Furniture and fixtures	5 years		—
Software	5 years		—
			108,544
Less accumulated depreciation			(94,091)
		$	14,453

In July 2011, the Company sold equipment, furniture with a net book value of $42,154 to a subsidiary of Aladdin Capital Holdings LLC. The Company also abandoned all software which resulted in a loss of $9,010. These amounts are reflected in the statement of operations. Management does not consider the equipment to be impaired as it will be sold to the Company's parent at net book value if it cannot be sold to a third party at a gain.

(6) Related Party Transactions

The Company shares office facilities and related services with Aladdin Capital Holdings LLC and other affiliated entities. Under a service agreement between the Company and Aladdin Capital Holdings LLC, the Company is required to pay Aladdin Capital Holdings LLC a monthly fee for insurance, use of office space, personnel, utilities and general office supplies, as well as a service charge for management supervisory services. For the year ended December 31, 2011, the amount charged by Aladdin Capital Holdings LLC to the Company was $3,179,469. These amounts are reflected in the relevant expense categories noted below and in the accompanying statement of operations:

Compensation and benefits	$	2,675,839
Consultants and professional fees		374,389
Rent, office and occupancy expenses		124,908
Other expense		4,333
	$	3,179,469

As of August 1, 2011, Aladdin Capital Holdings LLC's management made the decision to no longer charge a monthly fee for insurance, use of office space, utilities and general office supplies due to the ceasing of operations of most business.

Some of the Company's directors and officers also serve as directors, officers and employees of Aladdin Capital Holdings LLC and its affiliates.

(Continued)

(6) Related Party Transactions (Continued)

In 2009, the Company purchased a 5 million share equity tranche investment in an affiliated CDO from a related party. Note 4 provides the security's fair value as of January 1, 2011 as well as the associated current year realized gain of $636,052 recorded upon sale of the security. This gain has been reflected in the statement of operations.

Prior to 2011, the Company entered into an agreement with Aladdin Capital Holdings LLC, the Parent, whereby the Parent did not require the Company to distribute to the Parent or any other Member any amounts that would cause the Company's capital to fall below $5,000,000, or such higher amount that is deemed necessary for the Company to conduct its business. With all trading and other significant operations of the Company ceasing in July 2011, the $5,000,000 capital requirement was no longer necessary. Distributions were made to the Parent on July 31, 2011 in the amount of $6,500,000, and then on September 30, 2011 in the amount of $715,000. A re-capitalization was made on December 31, 2011 in the amount of $75,000 to maintain the net capital requirements.

(7) Concentration of Risks

The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

Substantially all of the Company's net gains on principal transaction in securities for the year were generated from proprietary trading in corporate debt securities and asset backed securities.

(8) Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Therefore, the Company has not accrued any liability in connection with such indemnifications.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. At December 31, 2011, the Company had net capital of $159,206, which exceeded required net capital of $100,000 by $59,206. The Company's ratio of aggregate indebtedness to net capital was 2.7292 to 1.

(Continued)

(10) Litigation

In accordance with ASC 450, Contingencies, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that both are probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigations and regulatory matters, however, may be substantially higher or lower than the amounts reserved for those matters due to the difficulty of estimating the actual range of losses.

On September 28, 2010, the SEC issued a subpoena (Subpoena) to Aladdin Capital Management LLC (ACM) an affiliate of the Company. The Subpoena states that it should not be construed as an indication by the Commission or its Staff that any violation of law has occurred, nor as a reflection upon any person or entity, and it seeks, primarily, documents and information related to ACM's and affiliates' management and participation in CDOs. The investigation conducted by the SEC could be for a variety of reasons, including as part of a broader market surveillance, and the SEC's reason or reasons for the timing and/or selection of ACM for investigation is nonpublic information that has not been made known to Aladdin Capital Holdings LLC nor its management. Management intends to fully cooperate with the SEC's investigation. Management is currently engaged in settlement discussions with the SEC to resolve their investigation, which is focused on a few CDO transactions that closed in 2006. Any such proposed settlement would be reached only by mutual agreement of management and the staff of the SEC, subject to final approval by the SEC. Management expects that such settlement would be implemented subject to management's consent to an administrative or court order in connection therewith. Management cannot state with certainty the timing or ultimate resolution of the investigation. No reserve has been established for this matter in the accompanying financial statements and any loss cannot be estimated.

(11) Subsequent Events

In January 2012, management decided to terminate the Company's broker-dealer activities. This decision was based on management's projections of a business environment in which low interest rates for the foreseeable future combined with redeployed capital of large investment banks from their balance sheets would create a significant competitive hurdle for the Company to overcome in respect of its brokerage and advisory services. Further, given management's strategies for the firm, the Company's security placement capabilities were no longer needed. Management filed a Form BDW with FINRA and the SEC on January 30, 2012.

On February 1, 2012, the SEC recognized the Company's notice of withdrawal from registration as a broker dealer. The notice of withdrawal shall become effective on the 60th day after the filing of the notice with the SEC, or within such shorter period of time as the SEC may determine.

Subsequent events have been evaluated through February 28, 2012, the date the financial statements were available to be issued, and no additional disclosures or adjustments are required.

SUPPLEMENTAL INFORMATION

Schedule I

ALADDIN CAPITAL LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2011

Computation of net capital:		
Member's capital	$	310,772
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expense		117,762
Other assets		19,351
Equipment, at cost, less accumulated depreciation and amortization of $94,091		14,453
Total deductions and/or charges		151,566
Net capital	$	159,206
Aggregate indebtedness:		
Items included in the balance sheet:		
Accounts payable, accrued expenses and other liabilities		434,512
Total aggregate indebtedness	$	434,512
Computation of basic net capital requirement:		
1. Minimum net capital required (6 2/3 percent of aggregate indebtedness)	$	28,967
2. Minimum net capital of broker-dealer		100,000
Net capital requirement (greater of 1 or 2)	$	100,000
Excess net capital		59,206
Percentage of aggregate indebtedness to net capital		2.73 to 1

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5:
There are no material differences between the computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS Report as of December 31, 2011 that was submitted on January 20, 2012.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

ALADDIN CAPITAL LLC

Statement Regarding Computation for Determination of Reserve Required
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See accompanying Report of Independent Registered Public Accounting Firm.

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Managing Member
Aladdin Capital LLC:

In planning and performing our audit of the financial statements of Aladdin Capital LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Managing Member
Aladdin Capital LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Aladdin Capital LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052253 FINRA DEC
ALADDIN CAPITAL LLC 5*5
6 LANDMARK SQ
STAMFORD CT 06901-2704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 9,138

B. Less payment made with SIPC-6 filed (exclude interest) (9,052)

7/20/11
Date Paid

C. Less prior overpayment applied (11)

D. Assessment balance due or (overpayment) 75

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 75

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

[signature]
(Name of Corporation, Partnership or other organization)

Stephen Mandella
(Authorized Signature)

CFO/COO
(Title)

Dated the 28 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,435,090
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	137,159
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	636,052
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3,649
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,852	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,852
Total deductions	779,712
2d. SIPC Net Operating Revenues	$ 3,655,378
2e. General Assessment @ .0025	$ 9138

(to page 1, line 2.A.)